SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                       No      X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated February 28, 2005, relating to the Registrant’s signing of a memorandum of understanding with QQ Technology Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	Chairman of the Board, President and Chief Executive Officer

Date: March 1, 2005

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated February 28, 2005, relating to the Registrant’s signing of a memorandum of understanding with QQ Technology Inc.

Exhibit 99.1

QQ Technology and SMIC-BJ Sign an MOU of Partnership

(Beijing, China, Feb. 28, 2005)

QQ Technology Inc. (QQ Technology) and Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI and HKSE: 981) announced today that the two companies have signed a Memorandum of Understanding (MOU), marking the beginning of their collaboration in IC fabrication, design, and packaging. At the signing ceremony held earlier today, QQ Technology’s IC design products and SMIC’s IC manufacturing technologies were both showcased in a joint display.

According to the MOU, QQ Technology and SMIC have agreed to cooperate in the areas of IP cores, front-end and back-end design, fabrication, and packaging. SMIC will be an important foundry partner for QQ Technology by providing advanced wafer manufacturing solutions, short cycle times, and technological support to QQ Technology.

As an experienced integrated circuits and system solutions provider, QQ Technology is a leader in the research and development of high-end telecommunication chips, such as high-performance switch-routing chipsets that are multi-protocol based and SerDes embedded. Based on its patented technology in integrated circuits and experience in development of various network processors, QQ Technology is capable of providing the advanced in-house switch chip solutions, as well as the firmware and software applications, that address the needs of equipment manufacturers, network service providers, and enterprise customers.

The partnership between QQ Technology, an emerging company in the areas of advanced technologies for both IP cores and front-end design, and SMIC, the largest IC foundry in China, marks a new achievement in the development of China’s IC industry.

About QQ Technology

QQ Technology was founded in 2001 by returning overseas Chinese committed to providing cutting-edge chip products and system solutions for the domestic telecommunication markets. QQ Technology provides communication and network equipment service, and has made significant advancements in the areas of system technology and software/hardware products. For additional information, please visit http://www.qqtechnology.com/

About SMIC

SMIC (NYSE: SMI, SEHK: 0981.HK) is one of the leading semiconductor foundries in the world, providing integrated circuit (IC) manufacturing at 0.35-micron to 0.13-micron and finer line technologies to customers worldwide. Established in 2000, SMIC has four 8-inch wafer fabrication facilities in volume production in Shanghai and Tianjin, and one 12-inch wafer fabrication facility in Beijing. SMIC also maintains customer service and marketing offices in the U.S., Europe, and Japan. As part of its dedication towards providing high-quality services, SMIC strives to comply with or exceed international standards and has achieved ISO9001, ISO/TS16949, OHSAS18001, and ISO14001 certifications. For additional information, please visit http://www.smics.com/